

Mail Stop 4631

March 9, 2010

Mr. Gary Anthony
Axion International Holdings, Inc.
180 South Street, Suite 104
New Providence, NJ 07974

> **RE:** **Axion International Holdings, Inc.**
> **Form 10-K/A for the fiscal year ended September 30, 2009**
> **Filed January 28, 2010**
> **File #0-13111**

Dear Mr. Anthony:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended September 30, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. Please file an amended Form 10-K to have your accountants revise their report as follows, if appropriate:

    - Clarify that they audited the consolidated statements of operations, changes in consolidated stockholders' equity and cash flows for the year ended

September 30, 2009 and for the period from November 1, 2007 (inception) through September 30, 2008;

- Refer to their "audits" rather than "audit" in the last sentence of their first paragraph, the first sentence of their second paragraph, and the last sentence of their second paragraph;
- Clarify that, in their opinion, the results of operations and cash flows for the "periods" ended September 30, 2009 and 2008 are presented fairly, in all material respects; and
- Provide an explanatory paragraph to disclose that the previously issued financial statements were restated to correct a misstatement and to refer to the company's disclosures related to the restatement.

Refer to AU 508 for further guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant